FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News
2. 3.	Postal Ballot Notice sent to equity shareholders Legend attached to the Notice sent to ADS holders

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Further to our letter dated July 8, 2020, we enclose herewith the Postal Ballot Notice dated July 8, 2020 along with Explanatory Statement.

In compliance with the applicable circulars issued by the Ministry of Corporate Affairs and the Securities and Exchange Board of India, the Postal Ballot Notice is being sent to the Members of the Bank who have their email ids registered with the Bank/Depositories and whose names appear in the Register of Members/List of Beneficial Owners as received from Depositories as on Friday, July 3, 2020 through electronic mode only.

The Postal Ballot Notice is also uploaded on the Bank’s website at https://www.icicibank.com/aboutus/notice.page?#toptitle.

Please note that the remote e-voting period in respect of the resolution mentioned in the Postal Ballot Notice will commence on Saturday, July 11, 2020 at 9:00 A.M. IST and ends on Sunday, August 9, 2020 at 5:00 P.M. IST.

Please consider this as compliance under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

We would like to add that the postal ballot notice is being sent to the American Depository Shares (ADS) holders as well for informational purpose alongwith an additional legend to the effect that the notice is being provided to the ADS holders for informational purposes only. A copy of the legend is enclosed.

We request you to kindly take this in your record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI BANK LIMITED

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, Phone: 022-26538900, Fax: 022-26531230

Website: www.icicibank.com, E-mail: investor@icicibank.com

POSTAL BALLOT NOTICE

Dear Members,

Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (including any statutory modification or re-enactment thereof for the time being in force) (the “Act”), read with Rule 22 of the Companies (Management and Administration) Rules, 2014 including any statutory modification or re-enactment thereof for the time being in force (the “Rules”) read with the General Circular No. 14/2020 dated April 8, 2020, the General Circular No. 17/2020 dated April 13, 2020 and the General Circular No. 22/2020 dated June 15, 2020, in relation to “Clarification on passing of ordinary and special resolutions by companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by Covid - 19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”), that the resolution appended herein below for authorizing capital raising through issuance of equity shares and/or other equity linked securities is proposed to be passed as Special Resolution by the Members of ICICI Bank Limited (the “Bank”) through Postal Ballot only through the remote e-voting process.

The proposed Special Resolution and Explanatory Statement setting out material facts as required in terms of Section 102 of the Act read with the Rules and the MCA Circulars are appended below seeking consent of the Members of the Bank through remote e-voting.

In compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended and pursuant to the provisions of Sections 108 and 110 of the Act read with the Rules and the MCA Circulars, the Bank is sending this Postal Ballot Notice in electronic form only and has extended only the remote e-voting facility for its Members, to enable them to cast their votes electronically instead of submitting the Postal Ballot form. The hard copy of this Postal Ballot Notice along with Postal Ballot forms and pre-paid business envelope will not be sent to the Members for this Postal Ballot. The instructions for remote e-voting are appended to this Postal Ballot Notice.

The Board of Directors of the Bank, at its Meeting held on Wednesday, July 8, 2020, has appointed Mr. Alwyn D’Souza of Alwyn D’ Souza & Co., Practicing Company Secretaries, as the Scrutinizer for conducting the Postal Ballot e-voting process in a fair and transparent manner. You are requested to carefully read the instructions in this Postal Ballot Notice and record your assent (FOR) or dissent (AGAINST) through the remote e-voting process not later than 5:00 P. M. IST on Sunday, August 9, 2020, failing which it will be strictly considered that no reply has been received from the Member.

After completion of scrutiny of the votes, the Scrutinizer will submit his report to the Chairman of the Bank or a person authorized by the Chairman. The results of Postal Ballot shall be declared on or before Monday, August 10, 2020, at any time before 6:00 P.M. IST and along with the Scrutinizer’s report, be displayed at the Registered as well as Corporate Office of the Bank, communicated to the Stock Exchanges and will also be uploaded on the Bank’s website www.icicibank.com and on the website of National Securities Depository Limited (“NSDL”) www.evoting.nsdl.com.

The proposed Special Resolution, if approved, shall be deemed to have been passed on the last date of voting, i.e. Sunday, August 9, 2020.

Special Business:

Resolution No. 1:

Authorize capital raising through issuance of equity shares and/or equity linked securities

To consider, and if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT pursuant to Sections 23, 41, 42, 62 and other applicable provisions, if any, of the Companies Act, 2013 and the applicable rules made thereunder (including the Companies (Prospectus and Allotment of Securities) Rules, 2014 and the Companies (Share Capital and Debentures) Rules, 2014), each including any amendment(s), statutory modification(s), or re-enactment(s) thereof for the time being in force and in accordance with the provisions of the memorandum of association and articles of association of the Bank, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended (“SEBI ICDR Regulations”), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended and the Foreign Exchange Management Act, 1999 and the regulations made thereunder including the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, the Consolidated FDI Policy issued by the Department for Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, Government of India from time to time, each as amended, the Depository Receipts Scheme, 2014, the listing agreements entered into by the Bank with the stock exchanges where the equity shares of face value of Rs. 2 each of the Bank are listed (“Stock Exchanges”), and such equity shares, (the “Equity Shares”), the Banking Regulation Act, 1949 including any amendments, statutory modification(s) and/or re-enactment thereof, the Master Directions – Issue and Pricing of Shares by Private Sector Banks, Directions, 2016, the Master Directions – Ownership in Private Sector Banks, Directions, 2016, the Master Directions – Prior Approval for acquisition of shares or voting rights in Private Sector Banks, Directions, 2015 and other applicable laws, regulations, rules, notifications or circulars issued by the Ministry of Finance, Ministry of Corporate Affairs (“MCA”), Reserve Bank of India (“RBI”), Securities and Exchange Board of India (“SEBI”), Stock Exchanges, Registrar of Companies, Ahmedabad, Gujarat (“RoC”), the Government of India (“GOI”) and such other governmental/statutory/regulatory authorities in India or abroad, and subject to all approvals, permissions, consents, and/or sanctions as may be necessary or required from SEBI, the Stock Exchanges, RBI, MCA, GOI, RoC, or any other concerned governmental/statutory/regulatory authority in India or abroad, and subject to such terms, conditions, or modifications as may be prescribed or imposed while granting such approvals, permissions, consents, and/or sanctions by any of the aforesaid authorities, which may be agreed to by the Board of Directors of the Bank (“Board”, which term shall include any committee which the Board of Directors may have constituted or may hereinafter constitute to exercise its powers, including the powers conferred by this resolution), the approval of the Members of the Bank be and is hereby accorded to the Board and the Board be and is hereby authorised on behalf of the Bank, to create, offer, issue, and allot such number of Equity Shares, and/or any other equity linked securities (the Equity Shares and all such other securities are hereinafter collectively referred to as the “Securities”), through one or more of the permissible modes including but not limited to private placement, follow-on public offering (“FPO”), preferential issue, qualified institutions placement (“QIP”) in accordance with the SEBI ICDR Regulations, or a combination thereof, to any eligible investors in Indian Rupees or its equivalent of any other foreign currencies (whether or not such investors are Members of the Bank, to all or any of them, jointly or severally), for cash, in one or more tranches, for an aggregate amount of up to Rs. 150 billion (inclusive of such discount or premium to market price or prices permitted under applicable law), on such other terms and conditions as may be mentioned in the prospectus and/or offer document and/or placement document to be issued by the Bank in respect of the Issue, as permitted under applicable laws and regulations, at such price, in such manner, and on such terms and conditions as may be deemed appropriate by the Board in its absolute discretion, considering the prevailing market conditions and/or other relevant factors, and wherever necessary, in consultation with the book running lead managers and/or other advisors appointed by the Bank and the terms of the issuance as may be permitted by SEBI, the Stock Exchanges, RBI, MCA, GOI, RoC, or any other concerned governmental/statutory/ regulatory authority in India or abroad, together with any amendments and modifications thereto (“Issue”).

RESOLVED FURTHER THAT subject to the provisions of the SEBI ICDR Regulations, in the event the Issue is undertaken by way of a QIP:

(i) the allotment of Securities shall only be to qualified institutional buyers as defined in the SEBI ICDR Regulations (“QIBs”);

(ii) The allotment of the Securities shall be completed within 365 days from the date of passing of the special resolution or such other time as may be allowed under the Companies Act, 2013 and/or SEBI ICDR Regulations, from time to time;

(iii) The relevant date for the purposes of pricing of the Securities to be issued and allotted in the proposed QIP shall be the date of the meeting in which the Board or a duly authorised committee decides to open the proposed QIP;

(iv) The Securities (excluding warrants) shall be allotted as fully paid up;

(v) The issuance and allotment of the Securities by way of the QIP shall be made at such price that is not less than the price determined in accordance with the pricing formula provided under Chapter VI of the SEBI ICDR Regulations (“Floor Price”), and the price determined for the QIP shall be subject to appropriate adjustments as per the provisions of the SEBI ICDR Regulations, as may be applicable. However, subject to shareholders’ approval, the Board, at its absolute discretion, may offer a discount, of not more than 5% or such other percentage as may be permitted under applicable law, on the Floor Price;

(vi) The Securities shall not be eligible to be sold by the allottee for a period of one year from the date of allotment, except on a recognized stock exchange, or except as may be permitted from time to time.

RESOLVED FURTHER THAT in pursuance of the aforesaid resolution, the Securities to be created, offered, issued, and allotted shall be subject to the provisions of the memorandum and articles of association of the Bank and any Equity Shares that may be created, offered, issued and allotted under the Issue or allotted upon conversion of the equity linked instruments issued by the Bank shall rank pari-passu in all respects with the existing Equity Shares of the Bank.

RESOLVED FURTHER THAT the approval of the Members of the Bank be and is hereby accorded to the Board and the Board be and is hereby authorized to issue and allot such number of Equity Shares as may be required to be issued and allotted under the Issue or to be allotted upon conversion of any Securities or as may be necessary in accordance with the terms of the Issue. All such Equity Shares shall rank pari-passu with the existing Equity Shares in all respects.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, approval of the Members of the Bank be and is hereby accorded to the Board and the Board be and is hereby authorized on behalf of the Bank to do such acts, deeds, matters and take all steps as may be necessary including without limitation, the determination of the terms and conditions of the Issue including among other things, the date of opening and closing of the Issue, the class of investors to whom the Securities are to be issued, determination of the number of Securities, tranches, issue price, finalisation and approval of offer document, placement document, preliminary or final, interest rate, listing, premium/discount, permitted under applicable law (now or hereafter), conversion of Securities, if any, redemption, allotment of Securities, listing of securities at Stock Exchange(s) and to sign and execute all deeds, documents, undertakings, agreements, papers, declarations and writings as may be required in this regard including without limitation, the private placement offer letter (along with the application form), information memorandum, disclosure documents, the placement document or the offer document, placement agreement, escrow agreement and any other documents as may be required, approve and finalise the bid cum application form and confirmation of allocation notes, seek any consents and approvals as may be required, provide such declarations, affidavits, certificates, consents and/or authorities as required from time to time, finalize utilisation of the proceeds of the Issue, give instructions or directions and/or settle all questions, difficulties or doubts that may arise at any stage from time to time, and give effect to such modifications, changes, variations, alterations, deletions, additions as regards the terms and conditions as may be required by the SEBI, the MCA, the book running lead manager(s), or other authorities or intermediaries involved in or concerned with the Issue and as the Board may in its absolute discretion deem fit and proper in the best interest of the Bank without being required to seek any further consent or approval of the Members or otherwise, and that all or any of the powers conferred on the Bank and the Board pursuant to this resolution may be exercised by the Board to that end and intend that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution, and all actions taken by the Board or any committee constituted by the Board to exercise its powers, in connection with any matter(s) referred to or contemplated in any of the foregoing resolutions be and are hereby approved, ratified and confirmed in all respects.

RESOLVED FURTHER THAT the approval of the Members of the Bank be and is hereby accorded to the Board and the Board be and is hereby authorized to approve, finalise, execute, ratify, and/or amend/modify agreements and documents, including any power of attorney, lock up letters, and agreements in connection with the appointment of any intermediaries and/or advisors (including for marketing, listing, trading and appointment of book running lead managers/legal counsel/bankers/ advisors/registrars/and other intermediaries as required) and to pay any fees, commission, costs, charges and other expenses in connection therewith.

RESOLVED FURTHER THAT subject to applicable law, the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any Director(s), committee(s), executive(s), officer(s) or representatives(s) of the Bank or to any other person to do all such acts, deeds, matters and things and also to execute such documents, writings etc., as may be necessary to give effect to this resolution.

RESOLVED FURTHER THAT a copy of the above resolution, certified to be true by any of the Directors of the Bank or the Company Secretary of the Bank or any official in the grade of Chief Manager or above of Secretarial Department, signed physically or by digital means, be forwarded to the authorities concerned for necessary action.

By Order of the Board

For ICICI Bank Limited

Ranganath Athreya

Place: Mumbai	Company Secretary
Date: July 8, 2020	ACS: 7356

NOTES

1.	The Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013 read together with Rule 22 of the Companies (Management and Administration) Rules, 2014 setting out material facts in respect of the aforesaid resolution is annexed hereto.

The Postal Ballot Notice is being published/displayed for all the Members, whose names appear in the Register of Members/ List of Beneficial Owners as received from Depositories i.e. National Securities Depository Limited (“NSDL”)/Central Depository Services (India) Limited (“CDSL”) as on Friday, July 3, 2020 and is also being sent to the Members who already have their e-mail IDs registered with the Bank/Depositories, in accordance with the provisions of the Companies Act, 2013, read with Rules made thereunder and Ministry of Corporate Affairs, Government of India’s General Circular No. 17/2020 dated April 13, 2020 and the General Circular No. 22/2020 dated June 15, 2020. A person who is not a Member as on Friday, July 3, 2020, should treat this Postal Ballot Notice for information purposes only. A copy of this Postal Ballot Notice will also be available on the website of the Bank at (https://www.icicibank.com/aboutus/notice.page?#toptitle), the relevant section of the website of the Stock Exchanges on which the Equity Shares of the Bank are listed and the website of NSDL https://www.evoting.nsdl.com.

2.	The Members of the Bank whose names appear in the Register of Members/List of Beneficial Owners as received from Depositories i.e., NSDL/CDSL as on Friday, July 3, 2020 (including those Members who may not have received this Postal Ballot Notice due to non-registration of the e-mail ID with the Bank/Depositories), shall be entitled to vote in relation to the resolution specified in this Postal Ballot Notice.

3.	In terms of Sections 108, 110 and other applicable provisions of the Companies Act, 2013, as amended, read together with the Rules, MCA Circulars and in compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended from time to time, the Bank is pleased to offer remote e-voting facility to all the Members of the Bank. The Bank has appointed NSDL for facilitating remote e-voting to enable the Members to cast their votes electronically.

4.	Due to non-availability of postal and courier services, on account of threat posed by COVID -19 pandemic situation, the Bank will send this Postal Ballot Notice in electronic form only. The hard copy of this Postal Ballot Notice along with Postal Ballot forms and pre-paid business envelope will not be sent to the Members for the Postal Ballot in accordance with the requirements specified under the MCA Circulars. Accordingly, the communication of the assent or dissent of the Members would take place through the remote e-voting system only.

5.	Members holding shares in dematerialised mode are requested to register/update their email addresses with the relevant Depository Participants. Members holding shares in physical mode and who have not registered/updated their email addresses with the Bank are requested to register/update their email addresses by writing to the Bank or Bank’s Registrar and Share Transfer Agent, 3i Infotech Limited at investor@icicibank.com along with the copy of the signed request letter mentioning the name, address and folio number, self-attested copy of the PAN Card, copy of the share certificate (front and back), and self-attested copy of any document (e.g.: Aadhaar Card, Driving License, Election Identity Card, Passport).

6.	The remote e-voting period commences on Saturday, July 11, 2020, at 9:00 A.M. IST and ends on Sunday, August 9, 2020 at 5:00 P.M. IST. The remote e-voting shall not be allowed beyond the said date and time. During this period, the Members of the Bank holding shares in physical form or in dematerialised form, as on the cut-off date, being Friday, July 3, 2020, may cast their votes by electronic means in the manner and process set out herein below. The remote e-voting module shall be disabled for voting thereafter. Once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

7.	The voting rights of the Members shall be in proportion to their shares in the total paid-up equity share capital of the Bank, as on Friday, July 3, 2020, subject to the provisions of the Banking Regulation Act, 1949, as amended.

8.	The instructions and other information relating to e-voting are as under:

I.	The instructions for remote e-voting are as under:

Step 1: Log-in to NSDL e-Voting system at www.evoting.nsdl.com.

Step 2: Cast your vote electronically on NSDL e-Voting system.

Details on Step 1 are mentioned below:

How to log-in to NSDL e-Voting website?

1. Visit the e-Voting website of NSDL. Open web browser by typing the following URL: www.evoting.nsdl.com.

2. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under “Shareholders” section.

3. A new screen will open. You will have to enter your user ID, your password and a verification code as shown on the screen. Alternatively, if you are registered for NSDL eservices, i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2, i.e. Cast your vote electronically.

4. Your user ID details are given below:

Manner of holding shares, i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For Members who hold shares in demat account with NSDL	8 Character DP ID followed by 8 Digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b) For Members who hold shares in demat account with CDSL	16 Digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your user ID is 12**************
c) For Members holding shares in Physical Form	EVEN Number followed by folio number registered with the company For example, if folio number is 001*** and EVEN is 113098 then user ID is 113098001***.

5. Your password details are given below:

(a)	If you are already registered for e-Voting, you can use your existing password to login and cast your vote.

(b)	If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

6. If you are unable to retrieve or have not received the “Initial password” or have forgotten your password:

(a)	Click on “Forgot User Details/Password?” (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

(b)	“Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

(c)	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address.

(d)	Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7. After entering your password, tick on Agree to “Terms and Conditions” by selecting on the check box.

8. Now, you will have to click on “Login” button.

9. After you click on the “Login” button, Home page of e-Voting will open.

Details on Step 2 are given below:

How to cast your vote electronically on NSDL e-Voting system?

1.	After successful login at Step 1, you will be able to see the Home page of e-Voting. Click on e-Voting. Then, click on Active Voting Cycles.

2.	After clicking on Active Voting Cycles, you will be able to see all the companies “EVEN” in which you are holding shares and whose voting cycle is in active status.

3.	Select “EVEN” of ICICI Bank Limited.

4.	Now you are ready for e-Voting as the Voting page opens.

5.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

6.	Upon confirmation, the message “Vote cast successfully” will be displayed.

7.	You can also take the printout of the vote cast by you by clicking on the print option on the confirmation page.

8.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

II. General Guidelines for shareholders

1.	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/authority letter etc. with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer by e-mail to alwyn.co@gmail.com with a copy marked to evoting@nsdl.co.in.

1.	It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password?” or “Physical User Reset Password?” option available on www.evoting.nsdl.com to reset the password.

In case of any queries or issues or grievances pertaining to e-voting, please refer to Help/FAQ’s section available at www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in or you may contact Mr. Amit Vishal, Senior Manager, National Securities Depository Limited, Trade World, ‘A’ Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, at the designated email IDs: evoting@nsdl.co.in or AmitV@nsdl.co.in or at telephone nos. +91-22-2499 4600/+91-22-2499 4360. Alternatively, any queries or issues or grievances of the Members of the Bank connected with the electronic voting can be also addressed to the Bank/Bank’s Registrar and Share Transfer Agent, 3i Infotech Limited at the email ID: investor@icicibank.com.

EXPLANATORY STATEMENT PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013 FORMING PART OF THE NOTICE

In accordance with Section 102 of the Companies Act, 2013 (“Act”) read with the rules made thereunder, the following statement contains all the material facts relating to the Special Business, as set out in Resolution no. 1 of this Notice.

In recent years, the Bank has focused on risk-calibrated growth in its core operating profit. The core operating profit grew by 16.5% in the year ended March 31, 2019 and 21.5% in the year ended March 31, 2020. The deposit base of the Bank reflects the strength and trust of its brand and franchise. There was a significant improvement in the Bank’s deposit franchise with an accretion of Rs. 1,180 billion in the year ended March 31, 2020. Balance sheet resilience is very important given the uncertainties caused by the Covid-19 pandemic and the related global economic disruption. Further, the Bank aims to be well-positioned to capitalise on market potential and opportunities that would arise going forward, by further enhancing both its delivery platforms and capabilities, as well as its balance sheet strength. At March 31, 2020, the Bank’s Common Equity Tier-1 ratio was 13.39% with Tier-1 ratio of 14.72% and total capital adequacy ratio of 16.11%. The proposed Issue is aimed at strengthening the capital adequacy ratio of the Bank and improving its competitive positioning.

Therefore, the Bank proposes to have an enabling approval for raising of funds for an amount up to Rs. 150 billion in one or more tranches, on such terms and conditions as it may deem fit, by way of issuance of equity shares and/or any equity linked securities (“Securities”) through any permissible mode or combination of, including but not limited to a preferential issue, qualified institutions placement, private placement, and/or follow-on public offering. The issue of Securities may be consummated in one or more tranches at such time or times at such price and to such classes of investors as the Board (including any duly authorized committee thereof) may in its absolute discretion decide, having due regard to the prevailing market conditions and any other relevant factors and wherever necessary, in consultation with lead manager(s) and other agencies that may be appointed, subject, however, to the SEBI ICDR Regulations, the Depository Receipts Scheme, 2014, and other applicable guidelines, notifications, rules and regulations. The Board at its meeting held on Wednesday, July 8, 2020, subject to the approval of the Members and such other approvals as may be required, approved the Issue.

The Board (including any duly authorized committee thereof) may in their discretion adopt any one or more of the mechanisms prescribed above to meet its objectives as stated in the aforesaid paragraphs without the need for fresh approval from the Members of the Bank (except in case of a preferential issue, where necessary corporate approvals shall be obtained). The proposed issue of capital is subject to the approvals of the Reserve Bank of India, if any and applicable regulations issued by the Securities and Exchange Board of India, each to the extent applicable, and any other government/statutory/regulatory approvals as may be required in this regard in India or abroad.

In case the Issue is made through a qualified institutions placement: (a) the allotment of the Securities shall be completed within a period of 365 days from passing this resolution or such other time as may be allowed under the SEBI ICDR Regulations from time to time; and (b) the pricing of the Securities that may be issued to qualified institutional buyers pursuant to a qualified institutions placement shall be determined by the Board in accordance with the regulations on pricing of securities prescribed under the SEBI ICDR Regulations. The resolution enables the Board to offer such discount as permitted under applicable law on the price determined pursuant to the SEBI ICDR Regulations. The Bank may, in accordance with applicable law, offer a discount, of not more than 5% or such percentage as permitted under applicable law, on the floor price determined pursuant to the SEBI ICDR Regulations (not be less than the average of the weekly high and low of the closing prices of the equity shares quoted on a stock exchange during the two weeks preceding the ‘Relevant Date’, less a discount of not more than 5%). The ‘Relevant Date’ for this purpose would be the date when the Board or a duly authorized committee of the Board decides to open the qualified institutions placement for subscription, if Equity Shares are issued, or, in case of issuance of convertible securities, the date of the meeting in which the Board decides to open the issue of the convertible securities as provided under the SEBI ICDR Regulations.

The Special Resolution also seeks to give the Board powers to issue Securities in one or more tranche or tranches, at such time or times, at such price or prices and to such person(s) including institutions, incorporated bodies and/or individuals or otherwise as the Board in its absolute discretion deem fit. The detailed terms and conditions for the issue(s)/offering(s) will be determined by the Board or its committee in its sole discretion in consultation with the advisors, lead managers, underwriters and such other authority or authorities as may be necessary considering the prevailing market conditions and in accordance with the applicable provisions of law and other relevant factors.

The Equity Shares to be allotted would be listed on one or more stock exchanges in India and in case of an ADR, internationally. The offer/issue/allotment would be subject to the availability of the regulatory approvals, if any. The conversion of Securities held by foreign investors into Equity Shares would be subject to the applicable foreign investment cap and relevant foreign exchange regulations. As and when the Board does take a decision on matters on which it has the discretion, necessary disclosures will be made to the stock exchanges as may be required under the provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Further, Section 62(1)(a) of the Act provides, inter alia, that when it is proposed to increase the issued capital of a company by allotment of further equity shares, such further equity shares shall be offered to the existing Members of such company in the manner laid down therein unless the Members by way of a special resolution decide otherwise. Since the Special Resolution proposed in the business of the Notice may result in the issue of Equity Shares of the Bank to persons other than existing Members of the Bank, approval of the Members is also being sought pursuant to the provisions of Section 62(1)(c) and other applicable provisions of the Act as well as applicable rules notified by the Ministry of Corporate Affairs and in terms of the provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The Board, therefore, recommends the special resolution, as set forth in this Notice, for approval by the Members of the Bank.

The Directors and Key Managerial Personnel of the Bank and relatives thereof may be deemed to be concerned or interested in the passing of resolution to the extent of securities issued/allotted to them or to the companies in which they are directors or members. Save as aforesaid, none of the Directors, Key Managerial Personnel or their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution. This Notice does not constitute an offer or invitation or solicitation of an offer of securities to the public within or outside India. Nothing in this Notice constitutes an offer of securities for sale or solicitation in any jurisdiction in which such offer or solicitation is not authorized or where it is unlawful to do so.

This announcement is not an offer of securities for sale in the United States. Any securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any United States state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable United States state securities laws. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States.

By Order of the Board

For ICICI Bank Limited

Ranganath Athreya

Place: Mumbai	Company Secretary
Date: July 8, 2020	ACS: 7356

Item 3

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, Phone: 022-26538900, Fax: 022-26531230

Website: www.icicibank.com, E-mail: investor@icicibank.com

Notice to American Depositary Shares (“ADS”) Holders

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the “Bank”) FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the “Depositary”), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank's request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Registered Holders have no voting rights with respect to the Shares or other Deposited Securities represented by their American Depositary Shares. The instructions of Registered Holders shall not be obtained with respect to the voting rights attached to the Shares or other Deposited Securities represented by their respective ADSs. In accordance with the Governmental Approval, the Depositary is required, at the direction of the Board of Directors of the Bank (the “Board”), to vote as directed by the Board.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 9, 2020	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager